77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of MuniYield New Jersey Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

7,777,507

273,578

404,621

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

7,794,844

269,631

 391,231